

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2020

James Kelly
Chief Executive Officer
EVO Payments, Inc.
Ten Glenlake Parkway
South Tower, Suite 950
Atlanta, Georgia

> **Re: EVO Payments, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **File No. 1-38504**

Dear Mr. Kelly:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Trade & Services